SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated Feburary 6, 2025, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	12/31/2024	12/31/2023
Results of the fiscal year (Six month period)	(40,971)	319,226
Attributable to:
Shareholders of the controlling company	(39,773)	308,177
Non-controlling interest	(1,198)	11,049

2. Other comprehensive income for the fiscal year	in million of ARS
	12/31/2024	12/31/2023
Other comprehensive income for the fiscal year	(1,404)	(9,660)
Attributable to:
Shareholders of the controlling company	(1,017)	(10,688)
Non-controlling interest	(387)	1,028

3. Total comprehensive income for fiscal year	in million of ARS
	12/31/2024	12/31/2023
Total comprehensive for fiscal year	(42,375)	309,566
Attributable to:
Shareholders of the controlling company	(40,790)	297,489
Non-controlling interest	(1,585)	12,077

4. Equity details	in million of ARS
	12/31/2024	12/31/2023
Share Capital	7,390	7,276
Treasury shares	93	92
Comprehensive adjustment of capital stock and of treasury shares	396,792	396,768
Warrants	24,965	28,062
Share Premium	583,520	576,768
Premium for trading of treasury shares	(55,607)	(6,239)
Legal Reserve	58,070	58,070
Special Reserve (Resolution CNV 609/12)	224,666	224,666
Cost of treasury share	(6,389)	(19,253)
Reserve for future dividends	-	88,371
Reserve for conversion	(4,548)	(9,814)
Special Reserve	42,995	140,026
Other reserves	(113,474)	(113,427)
Retained earnings	(2,004)	345,946
Shareholders’ Equity attributable to controlling company’s shareholders	1,156,469	1,716,960
Non-controlling interest	80,071	107,290
Total shareholder's equity	1,236,540	1,824,250

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,482,979,070 (including treasury shares) represented by 748,297,907 non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each. The amount of outstanding shares is 739,024,068.

The Company's market capitalization as of December 31, 2024 was approximately USD 1,117 million (74,8297904 GDS with a price per GDS of USD 14.93).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 412,158,780 shares directly and indirectly (through Helmir S.A.), which represents 55.77% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of December 31, 2024, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 326,865,288 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 44.23% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the number of outstanding warrants is 70,562,502.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 852,857,422 (considering the current conversion ratio of 1.4818 shares of nominal value ARS 10 per option). We also inform that if Cresud, through its subsidiary Helmir S.A., were to exercise its warrants like the rest of the shareholders, its stake would increase by 73,563,406 ordinary shares, which would mean a 57.58% stake on the share capital (net of treasury shares), it corresponds to 485,72,186 ordinary shares.

Among the news of the period ended on December 31, 2024, and subsequent, the following can be highlighted:

●
The net result for the first semester of fiscal year 2025 recorded a loss of ARS 40,971 million compared to a gain of ARS 319,226 million in the same period of the previous year, mainly due to the loss recorded from changes in the fair value of investment properties. This is an accounting effect that does not imply cash movements.

●
Real tenant sales in shopping malls continue to recover on a quarterly basis. They increased by 21.4% compared to the previous quarter but declined by 8.5% compared to the same period of fiscal year 2024. The segment’s adjusted EBITDA for the semester reached ARS 94,539 million, just 2,0% below the same period of the previous year.

●
During the quarter, we acquired a new shopping mall “Terrazas de Mayo”, located in Malvinas Argentinas in the northwest of Greater Buenos Aires for a total amount of USD 27.75 million. The mall has a leasable area of 33,700 sqm and 86 stores.

●
During the second quarter we reached 100% occupancy of our premium office portfolio and sold an additional floor of the Della Paolera 261 building for USD 7.1 million.

●
The Hotels segment recorded lower revenues and occupancy in the first half of fiscal year 2025 compared to 2024, in a context of greater appreciation of the Argentine peso against the U.S. dollar.

●
Subsequently, we signed sale agreements for two lots of the Ramblas del Plata project with an estimated saleable area of 40,000 sqm to a local developer for the sum of USD 23.4 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 6, 2025